Exhibit 99.36

BLUE MOON METALS INC.

UNDERTAKING

TO:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission Nunavut Securities Office
Superintendent of Securities, Prince Edward Island
Financial and Consumer Affairs Authority of Saskatchewan
Yukon Superintendent of Securities
(collectively, the “Commissions”)

Reference is made to the final short form base shelf prospectus of Blue Moon Metals Inc. (the “Corporation”) dated September 23, 2025 (the “Prospectus”) in connection with the offering by the Corporation, from time to time, of up to $200,000,000 of common shares, debt securities, convertible securities, subscription receipts, warrants and units of the Corporation in each of the provinces and territories of Canada (except Quebec) and to subsection 4.2(a)(x) and (x.1) of National Instrument 44-101 – Short Form Prospectus Distributions.

In connection with the filing of the Prospectus, the undersigned, on behalf of the Corporation, hereby undertakes that the Corporation will file (i) any material contracts, including any supplements or amendments thereto, and (ii) documents affecting the rights of securityholders including but not limited to, any indenture or supplemental indenture pursuant to which Securities (as defined in the Prospectus) are offered under any prospectus supplement, any trust indenture or supplemental trust indenture for any offering of debt securities, any subscription receipt agreement or amendment thereto for any offering of subscription receipts and any warrant indenture or supplemental warrant indenture for any offering of warrants, promptly and in any event no later than seven days after the execution or effective date thereof.

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DATED this 23rd day of September, 2025.

BLUE MOON METALS INC.

Per:	(signed) “Frances Kwong”
Name: Frances Kwong
Title: Chief Financial Officer